Filed pursuant to Rule 424(b)(3)

Registration Statement Number 333-168316

COOPER-STANDARD HOLDINGS INC.

Supplement No. 1 to the prospectus dated November 24, 2010.

The date of this supplement is December 15, 2010

On December 15, 2010, Cooper-Standard Holdings Inc. filed the attached Current Report on Form 8-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 9, 2010

COOPER-STANDARD HOLDINGS INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	333-123708	20-1945088
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

39550 Orchard Hill Place Drive Novi, Michigan		48375
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (248) 596-5900

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 9, 2010, Edward A. Hasler notified Cooper-Standard Holdings Inc. (the “Company”) that he would be retiring from his position as President of the Company, effective July 1, 2011.

On December 13, 2010, the Board of Directors of the Company appointed Keith D. Stephenson, age 50, to the position of Chief Operating Officer of the Company, effective immediately. Mr. Stephenson had served as President of the Company’s International Division since March 2009. He served as the Company’s President, Global Body & Chassis Systems, from June 2007 to March 2009. Previously, Mr. Stephenson was Chief Development Officer at Boler Company from January 2004 until October 2006. From 1985 to January 2004, he held various senior positions at Hendrickson, a division of Boler Company, including President of International Operations, Senior Vice President of Global Business Operations and President of the Truck Systems Group. Information regarding material changes, if any, to Mr. Stephenson’s compensatory arrangement with the Company as a result of his appointment to Chief Operating Officer will be disclosed in an amendment to this Form 8-K.

On December 15, 2010, the Company issued a press release regarding the appointment of Mr. Stephenson as Chief Operating Officer and the resignation of Mr. Hasler. The press release is incorporated herein by reference and is attached hereto as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release dated December 15, 2010

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cooper-Standard Holdings Inc.

December 15, 2010	By:	/s/ Timothy W. Hefferon
	Name:	Timothy W. Hefferon
	Title:	Vice President, General Counsel and Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1	Press Release dated December 15, 2010

Exhibit 99.1

Contacts:	Sharon S. Wenzl
Cooper Standard
(248) 596-6211
sswenzl@cooperstandard.com

Adriana Ferrari / Jim Bianchi
Bianchi Public Relations, Inc.
(248) 269-1122
aferrari@bianchipr.com / jbianchi@bianchipr.com

Cooper Standard Names Stephenson Chief Operating Officer

NOVI, Mich. – Dec. 15, 2010 – Cooper-Standard Holdings Inc., the parent company of Cooper Standard-Automotive Inc., today announced the appointment of Keith D. Stephenson as chief operating officer reporting directly to Cooper Standard’s chairman and chief executive officer, James S. McElya. Stephenson was previously serving as president of Cooper Standard’s International division, located in the company’s European headquarters in Mannheim, Germany. He will relocate to the company’s world headquarters in Novi, Michigan in the first half of 2011, assuming the responsibilities now held by Edward Hasler, the company’s president. Hasler has announced his retirement from the company, effective July 1, 2011. He will continue to have responsibility for the company’s North American operations during the transition period.

“I want to thank Ed Hasler for his many years of outstanding service which will continue to benefit Cooper Standard during the transition period leading to his retirement. His industry expertise and ability to instill operational excellence across all of our manufacturing facilities helped Cooper Standard become a leading global supplier,” McElya said. “At the same time, I look forward to working with Keith in his new post as COO, as he will bring a great mix of international experience, industry expertise and product knowledge to the position. Additionally, as part of the company’s succession planning, Keith has assembled a strong global team, ensuring experienced leadership across all our operations.”

As president of Cooper Standard’s International Division, a position he had held since March 2009, Stephenson had responsibility for all of Cooper Standard’s manufacturing and commercial activities in Europe, Asia, South America. From 2007 until March 2009 when the Company reorganized its operations into geographic units, he served as president of Cooper Standard’s Body and Chassis Division.

- More -

Cooper Standard Appoints Stephenson to COO – p. 2

Before joining Cooper Standard in 2007, Stephenson was Chief Development Officer at Boler Company from 2004 to 2006. From 1985 to 2004, he held various senior positions at Hendrickson, a division of Boler Company, including president of International Operations, senior vice president of Global Business Operations and president of the Truck Systems Group.

Stephenson earned his Bachelor of Arts degree in business administration at North Central College in Naperville, Ill.

About Cooper Standard

Cooper Standard, headquartered in Novi, Mich., is a leading global supplier of systems and components for the automotive industry. Products include body sealing systems, fluid handling systems and anti-vibration systems. Cooper Standard employs approximately 19,000 people globally and operates in 18 countries around the world. For more information, please visit the company’s website at www.cooperstandard.com.

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Editor’s note:	For high-res headshot of Stephenson, please contact Adriana Ferrari at aferrari@bianchipr.com or 248-269-1122.

Stephenson is 50 years old, as of July 2010.